SAYID AND ASSOCIATES LLP
ATTORNEYS AND COUNSELORS AT LAW
408 WEST 57TH STREET, SUITE 8E
NEW YORK, NY 10019
TEL: (212) 262-1166
FAX: (212) 247-7535
E-MAIL: SAYIDLAW@AOL.COM

January 26, 2009

Edwin S. Kim, Esq.
Division of Corporate Finance
United States Securities and
        Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Inicia Incorporated ("Inicia" or the "Company")
       Form 1-A Amendment No. 4
       Filed on January 26, 2009
       File No. 24-10228

Dear Mr. Kim:

As you know this Law Firm represents the above referenced Company.

Pursuant to your January 26, 2009 letter, enclosed please find a print-out created by Mr. Dugan, President of Inicia. The print-out is listed in the following categories:

a) List of Officers, addresses, and their 2009 compensation – USA;

b) List of Officers, addresses, and their 2009 compensation – Outside of USA;

c) Revenues by Type and location (including USA and Argentina);

d) Expenses by Type and location (including USA and Argentina);

e) Employee responsibility and functions at Company locations (USA and Argentina);

f) Subcontractors services by location and cost; and

g) Assets by location.

Due to the exorbitant costs associated with the filing of each amendment, the Company has instructed us to forward a new amendment once we have had a chance to confer with you on the above items.

The Company, respectfully requests the SEC to recommend acceleration of the qualification date of the Offering Statement.

Thank you for your consideration.

If you require any additional information please feel free to contact the undersigned.

Very truly yours,



M. David Sayid
Sayid and Associates LLP

LIST OF OFFICERS/EMP, ADDRESSES & SCHEDULED 2009 COMPENSATION	Salary
Bruce Dugan	360 East 55th St.,	New York, NY 10022	$ 36,000

Mary Ann Zimmer	401 East 74th St.,	New York, NY 10021	$ 22,000
Larry Schulze	1615 Crestwood Dr., Harrison, AR 72602		$ 36,000
Jesse Schraft	202 East 6th St., #3, New York, NY 10003		$ 22,000
R. Buontempo	16 Jaques Rd., #14, Elizabeth, NJ 07201		$ 20,000
TOTAL of USA Officers & Employees			$136,000

Mario Delfino	Olazabal 5219, Buenos Aires, Argentina	$ 36,000
TOTAL of Foreign Officers & Employees		$ 36,000

REVENUES BY TYPE & LOCATION - 2006-Sept 2008

Location	Type of Income	Amount
New York, NY	Third party contract services	$ 55,098
Harrison, AR	Online advertising (websites and video)	$ 43,805

No revenues were realized outside of the USA.

EXPENSES BY TYPE & LOCATION - 2006 – Sept 2008

In-House Expenses	USA	Argentina
Bank Fees	$ 875	$ 0
Contract Services	$1,225	$ 600
Cable/ Internet	$ 660	$ 320
Equip/ Software	$1,389	
Meals/ Entertainment	$ 640	
Merchant Svc Fees	$1,257	
Professional Fees	$ 625	
Salaries	$75,728	$ 24,300
Rent	$18,267	$ 6,000
Telephone	$ 1,846	
Travel	$ 1,200	
TOTAL EXPENSES:	$103,712	$ 31,220

EMPLOYEE FUNCTIONS AT COMPANY LOCATIONS

United States:

1) Day to day overall corporate management of the company; business affairs, legal affairs, financial affairs, investor relations, media relations, marketing, and division wide sales (advertising, software development, product licensing);
2) Development and project management of all digital products;
3) Development, production and distribution of all video content;
4) Functional design of all online magazine, social networks and resource center architecture; and
5) Day to day management of all online properties; editorial content, member services.

Argentina:

1) Studio and Website programming by Mario Delfino

SUBCONTRACTOR SERVICES BY LOCATION & COST - 2006 - Sept 2008		Cost
Voxel Dot Net, Inc.	New York, NY: Houses/maintains website servers	$ 7,052
Modwest Inc.	Missoula, MT : Houses/maintains website servers	$ 1,440
Lorna Taylor Design	Wilton, NY: Graphic arts	$ 1,440
Jonathan Williams	Studio City, CA: video production	$ 2,000
TOTAL of Subcontract Expenses		$ 11,932

There are no subcontractors outside of the USA.

ASSETS BY LOCATION:

1) Contracts and other document assets are maintained at: 401 East 74th Street, New York, NY.

2) All eleven (11) company owned videos are stored and maintained in Studio City, California (at the office of our video director Jonathan Williams).

3) Servers that host all company websites are located and maintained at:
    a. Voxel Dot Net, Inc. : 29 Broadway, 30th Flr., New York, NY 10006
    b. Modwest Inc. :   110 Caras Drive, Missoula, MT 59801

4) There are no assets outside of the USA. A studio in Argentina is leased space.